Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 27, 2001	September 26, 2002	September 25, 2003	September 30, 2004	September 29, 2005
Earnings
Income (loss) before taxes	$(2,404)	$2,339	$23,765	$24,927	$95,206
Fixed charges
Interest expense, including amortization of deferred financing costs	68,088	62,202	57,805	64,257	56,130
1/3 of rental expense	17,352	18,085	18,109	18,088	18,519

Total fixed charges	85,440	80,287	75,914	82,345	74,649

Earnings	$83,036	$82,626	$99,679	$107,272	$169,855

Ratio (shortfall) of earnings to fixed charges	$(2,404)	1.03	1.31	1.30	2.28